swopblock

Crypto's first autonomous trading network

No more middlemen:
Cross-chain freedom with
self-custodial control.



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Business sectors

Blockchain, Web3, SaaS, Fintech,
B2B, Market Maker, and Software

Phase

Start-up: Seeking
Crowdfunding



CEO of FTX
Convicted of Fraud

Third-party "secured" crypto trades

Crypto exchanges have faced massive hacks and fraud (think Mt. Gox, FTX). Every year, billions disappear because third-party trading systems are vulnerable by design.

The problem? Exchanges can't offer self-custody for cross-chain trades (like BTC to ETH). Instead, they use bridges, liquidity pools, and other intermediary elements—adding risks.

While self-custody trading eliminates these risks, it has remained limited to *single-chain* networks. Trading crypto *cross-chain* with this standard of protocol security has *not* been possible—until now.

WIRED
Mar 3, 2014

"Bitcoin exchange Mt. Gox filed for bankruptcy last week, saying hackers had stolen the equivalent of $460 million..."

The New York Times
Jan 12, 2023

"FTX filed for bankruptcy in November after a run on customer deposits exposed an $8 billion hole in its accounts."



Cross-chain freedom +
Self-custodial control

In a *market of 600+ exchanges,* Swopblock's ground-breaking innovation redefines crypto trading by offering the only cross-chain solution *with* protocol secured transactions: Leaving you in full control of your trades.

Cross-blockchain Exchanges

Swopblock's Innovation

Protocol-secured Exchanges



Swopblock reinvents crypto trading:

- ⊘ **No** Central Exchange
- ⊘ **No** DEX
- ⊘ **No** Platform
- ⊘ **No** Tokens
- ⊘ **No** Peer-to-Peer

Exchange crypto without an exchange.

Seamlessly trade between Bitcoin and Ethereum using Swopblock's *protocol-driven liquid crypto.*



Trade crypto without the middle-man.

Experience the future of crypto trading—a revolutionary protocol-driven solution that puts you in full control. Trade cross-chain between BTC and ETH at real-time market prices, *completely trust-less* without any third-party meddlers.



Trade from your wallet.

Swopblock leverages the protocol security features already built-in to the native blockchains, enabling *direct wallet-to-wallet trading* with zero human intervention.

Trade with the market.

Instantly price-lock your orders into the flow of Swoblock's Liquidity Stream and enjoy *live trading* without the need to identify counter-parties or rely on an exchange party.



Introducing SWOBL:
The people's universal medium of exchange.

SWOBL powers Swopblock's trading protocol—Liquefying previously isolated crypto-networks (like BTC or ETH) into a *universal-network.*

Owned by the people.

$SWOBL is *fully distributed* across all users' wallets, putting the power of trade directly in the hands of the people

To empower the people.

As trading demand grows, the supply of $SWOBL in circulation shrinks, *driving its value higher—* prospering $SWOBL holders.



A ~$1 trillion market is holding out for a trading solution like Swopblock.

85% of Bitcoin is out of circulation on self-custodial wallets

Swopblock's trading solution offers this same *self-custodial security.*

Only 15% of Bitcoin is in circulation on 600+ exchanges
- Reflexivity Research

TAM
1T

SAM
1.5B

SOM
22M



1 Capital Gains

As CRYPTO trading volume increases, the price of Swopblock's *medium of exchange* increases exponentially.

This fixed supply of inventory will be sold using our **ICO pricing protocol,** allowing Swopblock and the $SWOBL community to *profit on these gains.*

2 Ordinary Income

Swopblock and the $SWOBL community will profit from transaction fees and rewards.

3 License Subscriptions

Swopblock core software will be free to most, but will generate software license revenue for premium features.



Invest in Swopblock.
Get crypto as a Perk.

Swopblock is giving away $SWOBL to investors. Over **20 million $SWOBL** of Swopblock's fixed supply of 52.8 million $SWOBL have already been reserved for investors.

INVEST AT $250 OR OVER
Get 100 $SWOBL

INVEST AT $500 OR OVER
Get 500 $SWOBL
+ All lower level Perks

INVEST AT $1,000 OR OVER
Get 1,500 $SWOBL
+ All lower level Perks

INVEST AT $2,500 OR OVER
Get 5,000 $SWOBL
+ All lower level Perks

INVEST AT $5,000 OR OVER
Get 12,500 $SWOBL
+ All lower level Perks

INVEST AT $10,000 OR OVER
Get 30,000 $SWOBL
+ All lower level Perks

TRACTION + ROAD MAP



2021

$690.7k Raised
926 Investors

18M Crypto Reserved
for Investors

White Paper
Details Posted

Swopblock App
Designed & in Alpha

Liquidity Stream
Patent Filed

2025

Launch Testing
Network

Launching Open-Source
Protocol on GitHub

Forward looking projections cannot be guaranteed.



Our founders combine expertise in
AI research, software development
and emerging product marketing



Jeff Hilde
CEO/Inventor

- Research Engineer who led development of A.I. innovations for the Office of Naval Research

- Sole inventor behind 11 patents

- 30+ years of leading software development



Austin Lee Hilde
CCO/Communcation



- Lead creative for emerging technologies while at Amazon's Global Ad Agency

- Launched Amazon's various Alexa products: Echo 2, Fire TV, Amazon Music, and more



Our mission is to give the power of crypto back to the people, extending crypto's original promise of a decentralized currency by offering a decentralized means of exchange.

Company:	**Swopblock**	Swopblock.com
Business Stage:	**Start-up**	
Category:	**Blockchain, Protocol, Crypto**	
Sectors:	**Blockchain, Web3, SaaS, B2B, Fintech, Market Maker, and Software**	
CEO & Founder:	**Jeff Hilde**	
CCO & Founder:	**Austin Lee Hilde**	
Social:	**GitHub**	github.com/swopblock
	X	X.com/swopblock
Community Raise:	**Wefunder**	wefunder.com/swopblock